UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

DuPont Canada Inc.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

E. I. du Pont de Nemours and Company
(Name of Person(s) Furnishing Form)

Options to Purchase Class A Common Shares, Series 1
(Title of Class of Subject Securities)

n/a
(CUSIP Number of Class of Securities (if applicable))

John H. McClintock
1007 Market Street,
Wilmington, DE 19898
(302) 773-6389

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 17, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents.

     (a)  The following documents, which are attached hereto, are being distributed to the holders of stock options of DuPont Canada Inc.:

Document
Number	Description

1.	Option Exchange Letter*
2.	Information For Holders of Stock Options of DuPont Canada Inc.*
3.	Election Form*
4.	Offer To Purchase For Cash All of The Class A Common Shares, Series 1 of DuPont Canada Inc.*
5.	DuPont Canada Inc. Directors’ Circular*
6.	Letter To Participants in the DuPont Canada Inc. Employee Stock Option Plan**
7.	Notice of Extension and Variation by DCI Acquisition Inc.**
8.	DuPont Press Release Extending Offer to Acquire all DuPont Canada Shares**
9.	Letter to Participants in the DuPont Canada Inc. Employee Stock Option Plan — Notice of Second Extension
10.	Election Form
11.	Notice of Extension and Variation by DCI Acquisition Inc.
12.	Press Release — DuPont Announces Increase in Offer to $21.75 Indicates Final Offer

     (b)  Not applicable.

*	Previously filed on Form CB, dated April 17, 2003

**	Previously filed on Amendment No. 1 to Form CB, dated May 28, 2003

Item 2.  Information Legends.

     A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Option Exchange Letter, the Offer To Purchase For Cash All of The Class A Common Shares, Series 1 of DuPont Canada Inc., the Letter To Participants in the DuPont Canada Inc. Employee Stock Option Plan, the Notice of Extension and Variation by DCI Acquisition Inc., and the Letter to Participants in the DuPont Canada Inc. Employee Stock Option Plan — Notice of Second Extension.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     (1)  Not Applicable.

     (2)  Not Applicable.

     (3)  Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

     Not Applicable.

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PART IV — SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E. I. DU PONT DE NEMOURS AND COMPANY

By:	/s/ John P. Jessup

John P. Jessup Vice President and Treasurer

June 4, 2003

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June 3, 2003

TO:	PARTICIPANTS IN THE DUPONT CANADA INC. (“DUPONT CANADA”) EMPLOYEE STOCK OPTION PLAN — NOTICE OF SECOND EXTENSION

      You previously received our Option Exchange Letter dated April 17, 2003 and our letter dated May 27, 2003, notifying you that DCI Acquisition Inc. (the “Purchaser”) had extended until June 9, 2003 its Offer (defined below).

      The Option Exchange Letter provided you with the opportunity to receive options to acquire shares of common stock of E. I. du Pont de Nemours and Company (“EID”) upon the successful completion of the Offer (defined below) and upon surrender of all of your unexercised options under the DuPont Canada Employee Stock Option Plan, subject to receipt of all necessary regulatory approvals. EID is pleased to announce that holders of approximately 98% of the DuPont Canada options have elected to exchange their options for EID options in accordance with the terms of the Option Exchange Letter.

      The Purchaser has increased to $21.75 per share and further extended until June 16, 2003 its offer (the “Offer”) to purchase all of the outstanding class A common shares, series 1 of DuPont Canada not already owned by the Purchaser and its affiliates. The extension will have the following impact on the exchange of your options:

1.	The time for you to elect to exchange your DuPont Canada options for EID options has now been extended. If you have not already elected to exchange your options, you may do so at this time by completing the enclosed election form. Your election form must be received by Computershare Trust Company of Canada (“Computershare”) no later than Friday June 13, 2003 at 3:00 p.m. EDT.

2.	If you have already elected to exchange your options, YOU SHOULD NOT COMPLETE ANOTHER ELECTION FORM. No election form has been included with this letter if a completed election form applicable to your DuPont Canada options has been received by Computershare.

3.	If you now elect or have already elected to exchange your DuPont Canada options, your election is irrevocable. If DuPont Canada options are exchanged for EID options, the number of your DuPont Canada options exchanged will be the total number of unexercised DuPont Canada options which you hold on the Effective Date (defined below). The exchange ratio used to calculate the number of EID options you will receive will reflect the new Offer price of $21.75.

4.	The Offer will not be extended again. The exchange of your DuPont Canada options becomes effective on the last date that the Purchaser takes up shares under the Offer (the “Effective Date”). If the Offer is successful, this should occur shortly after the expiry of the Offer, which is now scheduled to occur on June 16, 2003. In such event, you will be able to exercise your EID options through Merrill Lynch, the administrator for EID options who will be prepared to receive exercise requests commencing on June 24, 2003.

5.	If you have DuPont Canada options that have vested, you may continue to exercise your right to acquire DuPont Canada shares pursuant to those options and tender the resulting shares to the Purchaser under the Offer. Since the Offer now expires on June 16, 2003, there is no guarantee that Computershare will be able to process your request to exercise your options in time for you to receive your share certificates and tender your DuPont Canada shares under the Offer. Please refer to the Option Exchange Letter and the accompanying Questions and Answers previously provided to you for a summary of the tax consequences associated with the exercise of DuPont Canada options and tender of the resulting DuPont Canada shares under the Offer.

      If you have any questions, please contact Rhonda Porter at (905) 821-5495.

Sincerely,

“John P. Jessup”

John P. Jessup
Vice President and Treasurer

NOTICE TO PARTICIPANTS IN THE DUPONT CANADA INC.

EMPLOYEE STOCK OPTION PLAN

The Offer contained in the Option Exchange Letter, dated April 17, 2003 (the “Option Exchange Letter”), as supplemented by our letter dated June 3, 2003, has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such offer or upon the adequacy of the information contained in the Option Exchange Letter or this document. Any representation to the contrary is unlawful. The Offer has not been made to option holders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the laws of such jurisdiction.

ELECTION FORM

This Election Form must be received by Computershare Trust Company of Canada (“Computershare”) before 3:00 p.m. EDT on June 13, 2003. The method used to deliver this Election Form is at the option and risk of the holder, and delivery will be deemed effective only when the Election Form is actually received. We recommend that the Election Form be hand delivered to Computershare, at its office specified at the end of this Election Form. Alternatively, you may fax your Election Form to the number indicated at the end of this Election Form. You cannot revoke this Election Form after it has been delivered to Computershare.

TO:          E. I. du Pont de Nemours and Company (“EID”)

AND TO:    DuPont Canada Inc. (“DuPont Canada”)

The undersigned option holder (the “Option Holder”) holds options to purchase class A common shares, series 1 of DuPont Canada under the DuPont Canada Employee Stock Option Plan.

DCI Acquisition Inc. (the “Purchaser”), a subsidiary of EID, has made an offer (the “Offer”) to purchase all of the outstanding class A common shares, series 1 of DuPont Canada, not already owned by the Purchaser and its affiliates. The Offer does not extend to DuPont Canada options. In a letter dated April 17, 2003 (the “Option Exchange Letter”), as supplemented by a letter dated June 3, 2003, EID offered to issue me options to acquire shares of common stock of EID if I surrender all of my DuPont Canada options which are unexercised (whether vested or unvested and whether “in the money” or not) (the “Unexercised Options”) as at the Effective Date (as defined below).

I accept the offer contained in the Option Exchange Letter as so supplemented with respect to my Unexercised Options and, conditional upon the Purchaser taking up the shares deposited under the Offer, surrender all of my Unexercised Options to DuPont Canada for cancellation in exchange for options to purchase shares of common stock of EID. The EID options will be issued in accordance with the terms and conditions set forth in the Option Exchange Letter as so supplemented. I understand that the surrender of my Unexercised Options and the issuance of EID options will be effective on the last date that the Purchaser takes up shares under the Offer (the “Effective Date”).

I understand that if the Purchaser does not take up the shares deposited under the Offer, my surrender will not take effect and I will continue to hold my Unexercised Options.

I acknowledge that by completing and returning this Election Form, all of my Unexercised Options as of the Effective Date will be surrendered and my existing option certificates will be cancelled, subject to the terms and conditions of the Option Exchange Letter supplemented as aforesaid.

Dated	, 2003

Signature of Option Holder

Name of Option Holder (Please Print Name)

Employee ID Number

Telephone Number

PLEASE DELIVER THIS ELECTION FORM TO

COMPUTERSHARE TRUST COMPANY OF CANADA
AS SET FORTH BELOW:

For Delivery by Mail:

P.O. Box 7021

31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

For Delivery by Courier or by Hand:

100 University Avenue

9th Floor, North Tower
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

For Delivery by Fax:

(416) 981-9663

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

June 3, 2003

NOTICE OF EXTENSION AND VARIATION

by

DCI ACQUISITION INC.,

a subsidiary of

E. I. du Pont de Nemours and Company

of its

OFFER TO PURCHASE FOR CASH

all of the Class A Common Shares, Series 1

of

DUPONT CANADA INC.

not already held by DCI Acquisition Inc. and its affiliates

for the increased price of

Cdn. $21.75 per Class A Common Share, Series 1

        On June 2, 2003, DCI Acquisition Inc. (the “Offeror”), a subsidiary of E. I. du Pont de Nemours and Company (“EID”), announced that it had varied its Offer dated April 17, 2003, as extended and varied by a notice dated May 27, 2003, to purchase all of the outstanding class A common shares, series 1 (the “Common Shares”) of DuPont Canada Inc. (“DuPont Canada” or the “Company”), other than Common Shares already held by the Offeror and its affiliates, by: (i) increasing the price payable under the Offer to $21.75 cash per Common Share; and (ii) extending the Offer.

      The Offer, as extended and varied, is open for acceptance until 10:00 p.m. (Toronto time) on June 16, 2003 (the “Expiry Time”). The $21.75 offer is final, and the Expiry Time will not be extended further.

      Shareholders who have validly deposited and not withdrawn their Common Shares prior to June 3, 2003 need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer to Purchase and Circular dated April 17, 2003 or a facsimile thereof and deposit it, together with certificates representing their Common Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer to Purchase and Circular or a facsimile thereof. Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer. A Shareholder holding units in DuPont Canada’s performance sharing program and wishing to accept the Offer should request the administrator of the program to deposit the Common Shares to which the holder would be entitled on redemption of such units to the Offer.

      Questions and requests for assistance may be directed to Merrill Lynch Canada Inc. or BMO Nesbitt Burns Inc. in Canada, to Merrill Lynch, Pierce, Fenner & Smith Incorporated or BMO Nesbitt Burns Corp. in the United States (the “Dealer Managers”), or to Innisfree M&A Incorporated (the “Information Agent”). Additional copies of this Notice of Extension and Variation, the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Managers, the Information Agent, or Computershare Trust Company of Canada at their respective addresses shown on the last page of this document.

TABLE OF CONTENTS

NOTICE OF EXTENSION AND VARIATION
1.Increase in Price Offered for Common Shares
2.Extension of the Offer
3.Conditions of the Offer
4.Withdrawal of Deposited Common Shares
5.Take-Up of Deposited Common Shares
6.Variations to the Original Offer
7.Directors Approval
8.Offerees’ Statutory Rights
CERTIFICATE

      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:

Canada	United States
Merrill Lynch Canada Inc.	Merrill Lynch, Pierce,
Fenner & Smith Incorporated
- and -	- and -
BMO Nesbitt Burns Inc.	BMO Nesbitt Burns Corp.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

      The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States. Financial information regarding the Company included or referred to herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada and that some of its officers and directors are residents of Canada, that certain of the Dealer Managers and all of the experts named in the Circular are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its directors are residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

      Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of related securities of the Company, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations. See Section 12 of the Offer to Purchase, “Market Purchases”.

      The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

      All dollar references in the Offer are to Canadian dollars, unless otherwise indicated. On June 2, 2003, the noon rate of exchange as reported by the Bank of Canada was Cdn.$1.00 = U.S.$0.7302.

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NOTICE OF EXTENSION AND VARIATION

June 3, 2003

TO: THE HOLDERS OF COMMON SHARES OF THE COMPANY

      DCI Acquisition Inc. (the “Offeror”) has varied its Offer dated April 17, 2003, as extended and varied by a notice dated May 27, 2003 (the “Initial Notice”), to purchase all of the issued and outstanding Common Shares (including any Common Shares which may become outstanding after the date of the Offer and prior to the Expiry Time upon the exercise of any Options, warrants or other rights to acquire Common Shares) not already held by the Offeror and its affiliates by: (i) increasing the price payable under the Offer to $21.75 cash per Common Share; and (ii) extending the Offer.

      The Offer, as extended and varied, is open for acceptance until 10:00 p.m. (Toronto time) on June 16, 2003 (the “Expiry Time”). The $21.75 offer is final, and the Expiry Time will not be extended further.

      Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions previously set forth in the Offer to Purchase, the Circular, Letter of Transmittal and Notice of Guaranteed Delivery dated April 17, 2003 and the Initial Notice (collectively, the “Original Offer”) continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer. The term “Offer” means the Original Offer, as amended by this Notice of Extension and Variation.

1.	Increase in Price Offered for Common Shares

      The Offeror has varied the Original Offer by increasing the price payable for each Common Share taken up under the Offer from $21.00 cash per Common Share to $21.75 cash per Common Share. Assuming that all of the conditions of the Offer are satisfied or waived, all Shareholders whose Common Shares are taken up under the Offer, including those Shareholders who have already deposited their Common Shares to the Offer, will receive the increased price for their Common Shares.

      The Offeror believes that the increased Offer price represents a meaningful increase to what was already a full and fair offer. Shareholders should accept the enhanced Offer for the following reasons:

(a)	the increased Offer price represents a premium of approximately 26.2% over the $17.24 pre-announcement closing price of the Common Shares on March 18, 2003 and a premium of approximately 31.9% over the 10-day average closing price of $16.49 prior to the announcement;

(b)	the opinion of TD Securities Inc. that an offer price of $21.00 in cash is fair, from a financial point of view, to Shareholders other than the Offeror and its affiliates;

(c)	the consideration to be paid pursuant to the Offer is cash, and is above the mid-point of the range of values for the Common Shares established by TD Securities Inc.;

(d)	the determination of the Special Committee and the Board of Directors, even prior to the increase in the Offer price, that the Offer is fair to Shareholders, other than the Offeror and its affiliates, and their recommendation that Shareholders accept the Offer; and

(e)	Shareholders currently have limited liquidity for their Common Shares, and the Offer provides an opportunity for Shareholders to monetize their investment at a full and fair price.

2.   Extension of the Offer

      The Offeror has varied the Original Offer by extending the Expiry Time for the Offer from 10:00 p.m. (Toronto time) on June 9, 2003 to 10:00 p.m. (Toronto time) on June 16, 2003. Accordingly, the definition of “Expiry Time” in the Original Offer is amended to read in full as follows:

      “Expiry Time” means 10:00 p.m. (Toronto time) on June 16, 2003;

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3.   Conditions of the Offer

      The Offeror has the right to withdraw the Offer and not take up and pay for any Common Shares deposited under the Offer, unless all of the conditions of the Offer are satisfied or waived by the Offeror at or prior to the Expiry Time. Those conditions include there having been validly deposited under the Offer and not withdrawn a number of Common Shares which constitutes at least 50.1% of the aggregate outstanding Common Shares (including, for this purpose, Common Shares underlying any Options, warrants or other rights to purchase Common Shares that are exercisable prior to the Expiry Time) not currently owned by the Offeror and its affiliates.

4.   Withdrawal of Deposited Common Shares

      Shareholders have the right to withdraw Common Shares deposited pursuant to the Offer and not taken up under the circumstances and in the manner described in Section 6 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. As a result of this Notice of Extension and Variation, Common Shares deposited to the Offer may be withdrawn by or on behalf of the depositing Shareholders at any time prior to midnight (local time) on June 13, 2003 or thereafter if the Common Shares have not been taken up by the Offeror pursuant to the Offer.

5.   Take-Up of Deposited Common Shares

      Upon the terms and subject to the conditions of the Offer, the Offeror will take up the Common Shares validly deposited under the Offer (and not withdrawn pursuant to Section 6 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”) not later than 10 days after the Expiry Time, subject to applicable laws, and will pay for the Common Shares taken up as soon as possible, but in any event not later than three business days after taking up the Common Shares. See Section 7 of the Offer to Purchase, “Payment for Deposited Common Shares”.

6.   Variations to the Original Offer

      The Original Offer shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension and Variation.

7.   Directors Approval

      The contents of this Notice of Extension and Variation have been approved, and the sending thereof to the Shareholders has been authorized, by the board of directors of the Offeror.

8.   Offerees’ Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of the Company with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province for the particulars of those rights or consult with a lawyer.

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CERTIFICATE

DATED: June 3, 2003

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

(Signed) John P. Jessup	(Signed) John H. McClintock
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Offeror

(Signed) A. Lloyd Adams	(Signed) Phillip N. Perry
Director	Director

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The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

For Delivery by Mail: P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	For Delivery by Courier or by Hand: 100 University Avenue 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Attention: Corporate Actions Telephone: (800) 564-6253 (toll free)

For Information call:

Telephone: (416) 981-9633
Facsimile: (416) 981-9663
Toll Free: (800) 564-6253

E-mail: caregistryinfo@computershare.com

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022
Shareholders Call Toll Free: (888) 750-5835 (English)
(877) 750-9499 (French)
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

In Canada	In the United States
MERRILL LYNCH CANADA INC. BCE Place 181 Bay Street, Suite 400 Toronto, Ontario M5J 2V8 For further information contact: Jason Menard Telephone: (416) 369-7694 (call collect) Facsimile: (416) 369-2793	BMO NESBITT
BURNS INC.

1 First Canadian Place,
Fourth Floor
Toronto, Ontario
M5X 1H3
Telephone:
(416) 359-4000
Facsimile:
(416) 359-4311

For further
information contact:
Ariel Walsh
Telephone:
(416) 359-8137
(888) 355-6634 (toll free)	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Merrill Lynch & Co. 4 World Financial Center New York, New York 10080 Telephone: (866) 276-1462 (toll free)	BMO NESBITT BURNS CORP. 3 Times Square 27th Floor New York, New York 10036

DuPont Announces Increase in Offer to $21.75

Indicates Final Offer

      WILMINGTON, Del., June 2, 2003 — DuPont announced today that DCI Acquisition Inc., had increased its offer from Cdn$21.00 to Cdn$21.75 per common share in cash for all the class A common shares, Series 1 of DuPont Canada not owned by DuPont or its affiliates. In connection with the increase in the offer price, the offer period has been extended to Monday, June 16 at 10:00PM (Toronto time). DuPont indicated the offer was final, and that the offer period would not be further extended.

      A formal Notice of Extension and Variation of the DuPont offer is expected to be mailed to DuPont Canada’s shareholders on June 3, 2003.

      “Our previous (Cdn)$21.00 offer to the minority shareholders received the unanimous support of the independent directors comprising the Special Committee of DuPont Canada’s board, and was deemed fair from a financial point of view by the Special Committee’s financial advisor,” said John P. Jessup, DuPont vice president and treasurer. “Our revised offer of (Cdn)$21.75 represents a meaningful increase to what was already a full and fair offer.”

      On May 24, 2003, DuPont announced it had extended its offer to Monday, June 9, 2003, and reduced the minimum condition from 90 percent to 50.1 percent of the outstanding shares not already held by DuPont and its affiliates. Approximately 23 percent of the shares not already held by DuPont and its affiliates were tendered pursuant to the offer as of the initial expiry time.

      As previously announced, DuPont plans to separate DuPont Textiles & Interiors (DTI) by the end of 2003, market conditions permitting. DuPont reaffirmed, as stated in the offering circular, that if this offer is unsuccessful DuPont intends to transfer its current share ownership interest in DuPont Canada to DuPont Textiles & Interiors. This transfer is expected to occur prior to any separation of DTI, regardless of the form of separation.

      “The (Cdn)$21.75 offer is final, and the expiration date of Monday, June 16, will not be extended further,” said Jessup. “We believe that the best decision for all shareholders is to take advantage of this increased offer. Whatever the outcome of the tender offer, we will proceed with our previously announced separation of DTI on the current timetable.”

      DuPont Canada Inc. is a diversified science company that serves customers across Canada and in more than 40 other countries. Headquartered in Mississauga, Ontario, the company serves global markets through offices and/or operations in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company’s website at http://www.ca.dupont.com.

      DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people’s lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

*       *       *

6/02/03